SIDLEY AUSTIN LLP 1001 PAGE MILL ROAD BUILDING 1 PALO ALTO, CA 94304 +1 650 565 7000 +1 650 565 7100 FAX AMERICA • ASIA PACIFIC • EUROPE

June 25, 2019

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Celeste Murphy
Robert Littlepage
Greg Dundas
Lisa Haynes Etheredge

Re:	Cambium Networks Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed June 13, 2019
CIK No. 0001738177

Correspondence dated June 13, 2019
File No. 333-231789

Ladies and Gentlemen:

On behalf of our client, Cambium Networks Corporation (“Cambium” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 21, 2019 (the “Comment Letter”) relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1 filed on June 13, 2019 (the “Amendment No. 1”). We are concurrently submitting via EDGAR this letter and Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 3 and a copy marked to show all changes from the version filed on June 13, 2019.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Amendment No. 3.

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

June 25, 2019

Responses to Comment Letter

Amendment No. 1 to Registration Statement on Form S-1 Filed June 13, 2019

The Offering, page 10

1.	If material, please provide a range by which your use of $30.7 million of the net proceeds to pay down your indebtedness under your credit facility could change.

Response: The Company advises the Staff that since the filing of Amendment No. 1, the Company has determined that the pay down of the Company’s indebtedness under its credit facility will be $30.7 million and will not change as a result of the consolidated leverage ratio covenant. The Company has also revised the disclosure throughout Amendment No. 3 to address the Staff’s comment.

Dilution, page 51

2.	Please revise your disclosures and the accompanying table to clarify that you have a pro forma net tangible deficit and pro forma net tangible deficit per share as of March 31, 2019, not book value.

Response: The Company has revised the disclosure on page 51 of Amendment No. 3 in response to the Staff’s comment.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

3.

Please revise the pro forma balance sheet information to also give effect to the recapitalization as of March 31, 2019. In a footnote to your financial statements, please explain in sufficient detail the pro forma adjustments that give effect to the change in capitalization. For example, discussion should explain how you determined the number of shares to be issued in the recapitalization. See Rule 11-01(a)(8) of Regulation S-X.

Response: The Company has revised the disclosure on pages F-3 and F-8 of Amendment No. 3 in response to the Staff’s comment.

* * * *

If you have questions with respect to the Amendment No. 3 or the responses set forth above, please direct the questions to me at (650) 565-7123 or mwellington@sidley.com.

Sincerely,

/s/ Martin A. Wellington
Martin A. Wellington Sidley Austin LLP

cc:	Sally J. Rau, General Counsel of Cambium Networks Corporation
Helen Theung, Sidley Austin LLP
Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.
Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.